 Exhibit 99.3

KPMG LLP	Telephone (514) 840-2100
Chartered professional accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Tour KPMG
Montréal, Québec H3A 0A3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our Independent Auditors’ Report of Independent Registered Public Accounting Firm dated November 28, 2012 on the consolidated statement of financial position as at September 30, 2012, October 2, 2011 and October 4, 2010, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended September 30, 2012 and October 2, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information;

  our Report of Independent Registered Public Accounting Firm dated November 28, 2012 on the Company’s internal control over financial reporting as at September 30, 2012;

each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended September 30, 2012.

December 5, 2012
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120841

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.